July 26, 2006
Adam J. Agron
Attorney at Law
T 303.223.1134
F 303.223.0934
aagron@bhf-law.com
Ms. Angela Halac
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Global Employment Holdings, Inc. (the “Company”)
Item 4.01 Form 8-K Amendment
Filed April 14, 2006
File No. 000-51737
Dear Ms. Halac:
On July 25, 2006 and on behalf of the Company, we filed Amendment No. 2 to the Company’s Current Report on Form 8-K, including Exhibit 16.2 as requested by the Securities and Exchange Commission in its May 12, 2006 letter.
If you have any further questions or comments, please do not hesitate to contact me. Thank you.
Sincerely,
/s/ Adam J. Agron
Adam J. Agron